

June 11, 2010

Thomas Morgan
Chief Executive Officer
Infrastructure Developments Corp.
13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

  Re: Infrastructure Developments Corp (formerly 1st Buy and Sell Ltd.)
    Form 10-K for the Fiscal Year Ended June 30, 2009
    Form 10-Q for the Fiscal Quarters Ended September 30, 2009, December
    30, 2009, and March 31, 2010
    File No. 000-52936

Dear Mr. Morgan:

  We have reviewed your response letter dated May 24, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2010

Note 6 - Subsequent Events, page 10

1. We note, on April 14, 2010, pursuant to a Share Exchange Agreement, the company acquired 100% of the outstanding shares of the common stock of Intelspec from the shareholders of Intelspec in exchange for 14,000,000 shares of its common stock. As a result, Intelspec will have a 70% ownership interest in the company. Explain to us how you plan to account for this transaction in your financial statements.

<u>Item 4 - Controls and procedures, page 17</u>

<u>Evaluation of Disclosure Controls and Procedures, page 17</u>

2.   We note that the company's management concluded, as of March 31, 2010, that the company's disclosure controls and procedures were not effective. Your disclosure should also discuss the basis to support management's conclusion. Please provide us with your proposed disclosure to discuss the reasoning why management deemed the company's disclosure controls and procedures to be not effective.

        You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Accounting Branch Chief